File No. 70-
                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            FORM U-1
                   APPLICATION OR DECLARATION
                            UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation                  Entergy Services, Inc.
639 Loyola Avenue                    639 Loyola Avenue
New Orleans, LA 70113                New Orleans, LA 70113

Entergy Arkansas, Inc.               Entergy Gulf States, Inc.
425 West Capitol                     350 Pine Street
Little Rock, AR 72201                Beaumont, TX 77701

Entergy Louisiana, Inc.              Entergy Mississippi, Inc.
4809 Jefferson Highway               308 East Pearl Street
Jefferson, LA 70121                  Jackson, MS 39201

Entergy New Orleans, Inc.
1600 Perdido Building
New Orleans, Louisiana 70112

          (Names of companies filing this statement and addresses of principal executive offices)

                       Entergy Corporation
           (Name of top registered holding company parent)

                        Steven C. McNeal
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Ann G. Roy, Esq.                      William T. Baker, Jr., Esq.
Entergy Services, Inc.                Thelen Reid & Priest LLP
639 Loyola Avenue                     40 West 57th Street
New Orleans, Louisiana 70113          New York, New York 10019

Item 1.   Description of Proposed Transaction.

(A)  Introduction

     Entergy   Corporation  ("Entergy  Corp.")  is  a  registered

holding company under the Public Utility Holding Company  Act  of

1935, as amended (the "Act"). Its public-utility subsidiaries are

Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States,

Inc.  ("Entergy Gulf States"), Entergy Louisiana, Inc.  ("Entergy

Louisiana"),  Entergy  Mississippi, Inc. ("Entergy  Mississippi")

and  Entergy  New Orleans, Inc. ("Entergy New Orleans")  (Entergy

Arkansas,   Entergy  Gulf  States,  Entergy  Louisiana,   Entergy

Mississippi  and Entergy New Orleans are hereinafter collectively referred to as the "Operating Companies"). Entergy Services, Inc.

("Entergy   Services")  provides  general  executive,   advisory,

administrative, accounting, legal, engineering and other services to  the Operating Companies (Entergy Corp., Entergy Services  and

the Operating Companies are hereinafter collectively referred  to as  "Entergy", and Entergy Corp. and its subsidiary companies are hereinafter  referred to as the "Entergy System"). The  principal executive  offices of the applicants are located at the addresses set forth on the cover page hereof.

     Entergy  proposes to create an independent, incentive-driven transmission company ("Transco") as a Delaware limited  liability company  ("LLC"), the assets of which will consist  initially  of the  Operating  Companies'  and  Entergy  Services'  transmission

system   and   related   assets<FN1> and ultimately  may  include

transmission   assets  of  other  non-affiliated   entities.   In

accordance  with  the independence requirements  of  the  Federal

Energy  Regulatory  Commission ("FERC")  under  its  transmission system  ownership and operation rules, including FERC  Order  No.

2000  described below, Transco will be independent  of,  and  not affiliated with, the Entergy System.

     Entergy  expects to  effect the transfer<FN2> of the Entergy

System  Transmission  Assets  to  Transco  through  one  or  more intermediate  entities  which  will be  newly-created  subsidiary companies  of  Entergy  and may be limited  liability  companies,

corporations and/or partnerships (collectively, the "Intermediate

Entity").  Transco  will  enter  into  an  arrangement  with  the

Southwest  Power Pool (the "SPP"), an independent  not-for-profit

regional   entity,   to   establish   a   regional   transmission

organization (the "SPP Partnership RTO"). Under the resulting SPP

Partnership  RTO, the SPP proposes to perform certain operational and  oversight  functions  for the Transco  transmission  assets,

including those of the Entergy System under its control, as  well as  such transmission assets of the current or future members  of the SPP (presently SPP consists of fifty-one (51) members located

in   Arkansas,  Kansas,  Louisiana,  Mississippi,  Missouri,  New

Mexico,  Oklahoma and Texas) as these utilities may  place  under the  management of the SPP Partnership RTO. Although Transco will operate under the oversight, and within the umbrella, of the  SPP

Partnership RTO, a separate Delaware corporation, the managing member  (the  "Managing  Member"),  will  manage  the  day-to-day business affairs of Transco. The Managing Member will be governed by  a  board  of  seven (7) directors independent of  any  Market

Participant<FN3>, including the Entergy System companies.

     The  Intermediate Entity will be the vehicle  through  which

the  Entergy  System  Transmission  Assets  are  transferred   to

Transco. The Operating Companies will transfer the Entergy System

Transmission   Assets  to  the  Intermediate   Entity   and   the

Intermediate  Entity,  in  turn, will transfer  those  assets  to

Transco.  The  Intermediate Entity will  assume  debt  and  other obligations  of  the  Operating Companies,  associated  with  the transferred assets. The Intermediate Entity will use a portion of the  funds raised through its external financing to repay all  of the  assumed debt and other assumed obligations of the  Operating

Companies.  The Intermediate Entity may obtain financing  through the  issuance  of debt and equity securities and  may  assume  or guarantee  indebtedness.  Debt or  preferred  stock  incurred  or issued  by  the  Intermediate Entity will be  assumed  by  and/or assigned  to  Transco  upon transfer to Transco  of  the  related

Entergy  System  Transmission  Assets.  Upon  completion  of  the transfer  to  Transco, all of the obligations of the Intermediate

Entity  with respect to the transferred assets and the associated financing  will  terminate. The Intermediate Entity  may  receive services  from Entergy Services. The Intermediate Entity  expects that  it may be required to pay dividends out of capital,  rather than retained earnings.<FN4>

     The  Applicants request authorization under the Act from the

Securities  and  Exchange Commission (the "Commission"),  to  the

extent  not  otherwise exempted under the Act, or  authorized  by order  of the Commission, for (i) Entergy Corp. and the Operating

Companies  to  form,  hold  interests  in,  and  acquire   equity

securities of, the Intermediate Entity; (ii) Entergy Services  to

transfer  the Entergy Services Assets to the Operating Companies;

(iii)  the  Operating  Companies  to  transfer  their  respective

Transmission  Assets  to the Intermediate Entity;  (iv)  (a)  the

Intermediate  Entity  to  effect  financing,  including  assuming obligations  of the Operating Companies; and (b) the Intermediate

Entity  to  use  a  portion  of the proceeds  received  from  its external financing to repay assumed debt and other obligations of the  Operating  Companies; (v) Entergy Corp.  and  the  Operating

Companies  to  transfer,  directly,  or  indirectly  through  the

Intermediate Entity, ownership and operational control  over  the

Entergy System Transmission Assets to Transco; (vi) Entergy Corp.

and  the  Operating Companies to receive, directly or indirectly,

in  exchange for such transfers, passive member units in  Transco

("Class  B  Interests"); (vii) Entergy Corp.  and  the  Operating

Companies  to  exchange,  at  such  time  as  they  elect,  their respective  Class B Interests for shares of the  Class  B  Common

Stock of the Managing Member ("Class B Common Stock")<FN5> and to

sell  Class  B  Interests and Class B Common  Stock;  (viii)  the

Operating  Companies and the Intermediate Entity to pay dividends out of capital; and (ix) Entergy Services to provide services  to the  Intermediate  Entity and possibly  to  provide  services  to

Transco on a limited basis.

(B)  Transco

     (1)  Transco Operations, Organization and Ownership

     (a)  General

     Transco,  an  independent  LLC,  will  have  the  duty   and

authority  to  provide transmission service in  geographic  areas formerly  served  by  Transco members,  including  the  Operating

Companies.  Transco's functions will be to operate, maintain  and enhance  the Transco system including: (1) responding to requests

for   transmission  service  across  the  Transco   system;   (2)

evaluating  the  requests  for  interconnection  to  the  Transco system;  and  (3) developing and implementing the expansion  plan for  the  Transco  system. Transco will operate  within  the  SPP

Partnership RTO and under its oversight.

     (b)  Transco Operating Agreements and Agency Agreements

     Transco  members,  including the  Operating  Companies,  may transfer  ownership and control of their transmission  assets  to

Transco  in  exchange for Class B Interests. Other non-affiliated entities and/or the Operating Companies may enter into agreements

("Operating Agreement") with Transco relating to the operation of their  transmission  assets. A form of the  Operating  Agreement,

which  is  subject  to  FERC approval, is filed  as  Exhibit  B-1 hereto.  The  Operating Agreement authorizes Transco to  exercise functional  operational control over transmission assets  covered by  the  Operating  Agreement  and  to  incorporate  the  revenue

requirement   associated  with  such  assets  into  the   Transco

transmission  rate  schedules.  Consequently,  the  Transco  will exercise  its  operating authority in two ways: it will  directly control  transmission facilities contributed to it in return  for

Class  B  Interests, and it will control transmission  facilities subject to its operational control under the Operating Agreement,

by  directly  controlling or by directing the transmission  asset owners  to  take actions relating to those assets.  Finally,  the

Operating  Companies  may also enter into  a  separate  agreement

("Agency   Agreement")  which  authorizes  Transco   to   provide

transmission  and wholesale distribution services  on  behalf  of

Transco members over non-transferred facilities. A form of Agency

Agreement, which is subject to FERC approval, is filed as Exhibit

B-2 hereto. In the event that certain of the Operating Companies'

Transmission Assets have not been transferred to Transco,  as  of

January 1, 2002, Transco will assume operational control of those

Transmission Assets through the Operating and/or Agency Agreement with the respective Operating Companies (see footnote 3 above).

     (c)  Independence of Transco and Managing Member from the Entergy
System

     The  transmission  assets transferred to Transco,  including the  Entergy System Transmission Assets, will be pooled into  one system,  which will be governed by the Managing Member under  the

Limited Liability Company Agreement of Transco (the "Transco  LLC

Agreement").  A  copy of the Transco LLC Agreement  is  filed  as

Exhibit A-1 hereto. The Managing Member's board of directors will manage  the  business affairs of Transco. In  addition,  the  SPP

Partnership  RTO,  in  its oversight of Transco,  will  serve  as security coordinator and will be responsible, among other things,

for  the dispute resolution and market monitoring functions. This two-pronged  governing structure promotes Transco's  independence as an entity separate from Entergy System control.

     The  Managing Member will manage Transco's business  affairs

and   employ   the   personnel  necessary  to   carry   out   its

responsibilities. No employee of the Entergy System  will  be  an employee  of Transco unless such employee has terminated  his/her employment  with  other entities within the  Entergy  System  and divested  all stock ownership in any member or Market Participant within  six months of employment with Transco, except for benefit plans the value of which do not vary with the performance of  the member  or Market Participant. The Managing Member will initially have  a  seven  (7) member board of directors with the  expertise necessary  for  running an independent transmission  company  and accessing capital markets.

     The  initial  board of directors will be  chosen  through  a procedure  designed to satisfy requirements  that  the  board  be independent  from  Market  Participants,  including  the  Entergy

System.  The passive owners will select one national search  firm from  the  following three: Korn Ferry International, Heidrick  &

Struggles   International   and  Russell   Reynolds,   or   their

successors. The selected search firm will then identify  fourteen

(14) candidates that satisfy the board member qualifications  set forth  in  the plan under which Transco is created (the  "Transco

Implementation Plan"). A copy of the Transco Implementation  Plan is  filed as Exhibit A-5 hereto. The search firm will provide the names  and  qualifications of the candidates to a board selection committee (the "Board Selection Committee").

     The   Board   Selection  Committee  will  consist   of   two

representatives  from  the  group of utilities  that  have  given notice  of their intent to transfer their transmission facilities to  Transco,  one representative from the group of entities  that have  given  notice  of  their intent  to  execute  an  Operating

Agreement with Transco, two representatives from the group of the cooperatives, municipalities and federal power marketing agencies that  sell electricity at retail or at wholesale within the  area

served   by   the   proposed  members   of   Transco,   and   two

representatives  from the group of the power marketers,  brokers,

industrial consumers, and entities that are developing generation facilities  that  are, or will be, connected to the  transmission grid  owned  by  Transco. Each Market Participant group  will  be

responsible    for   identifying   its   representatives.    Each

representative  on the Board Selection Committee  will  have  one vote.  The  Board Selection Committee will then select seven  (7)

directors  from  the fourteen (14) candidates identified  by  the search firm. At least 4 of the 7 must have been president,  chief executive  officer, chief operating officer or a director  of  at least  one  other publicly-traded company and at least  two  must have had experience in the electric utility industry.

     Transco  officers and employees must also be independent  of any  Market  Participant and must have no affiliation  with,  nor financial  interest  in,  any Market Participant,  including  the

Entergy  System  companies. Former officers  or  employees  of  a

Market  Participant may become officers or employees of  Transco;

provided  that  they divest all stock ownership in  their  former employer  within six months of employment with Transco, and  they sever  all  financial interest in their former employers,  except for  benefit  plans  the value of which  do  not  vary  with  the performance  of the former employer. Employees of  the  Operating

Companies  and  Entergy Services that transfer  to  Transco  will terminate  their  employment with any entity within  the  Entergy

System.  The transmission owners that contribute their assets  to

Transco  will initially appoint, subject to ratification  by  the

Managing  Member's board of directors, Transco's chief  executive and senior officers. In addition, under Transco's Code of Conduct

(the "Code of Conduct"), the directors, officers and employees of

Transco  are  precluded from providing preferential treatment  or preferential  access  to information to any  Market  Participant,

including  any  Entergy System company. See the Code  of  Conduct which is filed herewith as Exhibit 1 to the Transco LLC Agreement which is filed as Exhibit A-1 hereto.

     The Managing Member will initially own a nominal interest in

Transco  but  will control 100% of the interests that  have  full power  to vote ("Class A Interests"). The Managing Member's board of  directors  will run the business affairs of  Transco.  Market

Participants, including Entergy System companies,  will  own  the

Class  B Interests, which are passive investment interests. Class

B  Interests  share  in Transco's profits and  losses,  and  have certain  limited  voting rights for protection  of  the  holders'

investment interests, as described below. Transco cannot  require

Class  B  Interest  holders  to  contribute  additional  capital,

although  under limited circumstances, a Class B Interest  holder

may   voluntarily   make  an  additional  capital   contribution.

Consequently,  Transco expects it will have to  raise  additional capital,  from  parties other than Entergy System companies,  for its financing needs. The Managing Member will be the vehicle used to  access  the markets and raise the necessary capital,  through bank  lines  of credit, the issuance of commercial paper,  and/or the  issuance of securities, through public offerings or, through private  placements.  As  the Managing  Member  contributes  this additional capital to Transco, its ownership interest in  Transco will increase.

     Until such time as there is public and/or private investment in  Transco,  the members of the initial board of directors  will fill  all  vacancies when a director's term  expires  or  a  seat otherwise  becomes vacant. Directors, officers and  employees  of the Managing Member are subject to the same restrictions on their

relationships   with   the  Entergy  System   or   other   Market

Participants  as  Transco directors, officers and  employees  are under  the  Code  of Conduct. Once the Managing Member  has  sold stock  through an initial public offering, the board of directors will  be  selected by the investors holding voting  interests  as with  any  public company. In the event that there is an  interim period  of  time  when there is only private  investment  in  the

Managing  Member, the private investors will be  provided  voting rights  proportionate to their investment. Moreover, the Managing

Member  has  been  structured to prohibit any Market  Participant from  owning  Class A shares which are, as discussed  below,  the

"voting securities" of the Managing Member within the meaning  of

Section  2(a)(7)  of  the  Act. As a result,  subsequent  to  the election  of  the initial board of directors, Market Participants will  be precluded from selecting the board of directors  of  the

Managing Member. Having the board of directors selected  in  this fashion  provides  another  level  of  independence  and  further ensures  that  no Market Participant is directly, or  indirectly,

controlling the activities of Transco.

     The  Managing  Member will have available for  issuance  two classes  of  equity  securities. The first, the  Class  A  Common

Stock,  with full power to vote, will be issued to the  directors and to non-Market Participant capital investors.<FN6> The second,

the Class B Common Stock, with limited voting rights, as discussed below,  will  be  issued to those persons or  entities  that  are

Market  Participants  or  those  persons  or  entities  that,  in consideration for the issuance of such shares, will  transfer  to the  Managing  Member  all  or  any  portion  of  their  Class  B

Interests.  The  Operating Companies may convert  their  Class  B

Interests  into  Class  B Common Stock<FN7> or sell such Class  B

Interests or Class B Common Stock to other entities.

     Transco  will  operate under the oversight of  the  SPP.  As delineated in the SPP Partnership RTO Memorandum of Understanding

("MOU"),  the  SPP  will be responsible for: (1)  acting  as  the regional  security coordinator for the SPP and  Transco  systems;

(2)   performing  available  transfer  capability/total  transfer capability  ("ATC/TTC") calculations for  the  SPP  and  Transco,

subject  to  the  conditions of the MOU; (3) fostering  full  and complete  input  by  all Market Participants  into  the  SPP

Partnership RTO's and the Transco's policies; (4) overseeing  the

regional  transmission  expansion  planning  process;   and   (5)

providing an appropriate forum for market monitoring and  dispute resolution. Certain functions will be performed by the SPP and by

Transco.<FN8>

     The  operation  of Transco under SPP oversight  provides  an additional  level of independence for Transco. For example,  this structure  allows the SPP to perform certain essential  functions such  as the calculation of ATC/TTC. This removes these important calculations from any possible control by Entergy or other Market

Participants  in Entergy's region. In addition, the SPP  provides

additional   oversight  for  the  functions  that  are   actually

performed  by  Transco.  That  is, the  SPP  is  responsible  for monitoring the markets. For instance, this monitoring  plan  will ensure that Transco does not engage in actions or behaviors  that are  inconsistent  with  the  SPP  Partnership  RTO  transmission tariff.

     Furthermore,   the   Transco  structure  itself   eliminates

vertical  integration for purposes of transmission and eliminates

the   distinction  between  bundled  native  load  and  customers purchasing network transmission service. Transco will operate its system  independently of its predecessor utilities. Once  Transco is  established, the Operating Companies will take service  under the SPP Partnership RTO transmission tariff.<FN9>

     The  Managing  Member's ownership interest in  Transco  will grow  as  a result of the conversion mechanism incorporated  into

Transco's  structure.  As  previously  discussed, this conversion mechanism allows the passive members of Transco to convert  their

Class  B Interests, from passive interests in Transco to Class  B

Common  Stock of the Managing Member, and, as a result,  for  the

Managing Member to increase its ownership interest in Transco.

     Reference is made to the forms of the Transco LLC Agreement,

the  Certificate of Incorporation of the Managing Member, the By-

Laws  of  the Managing Member and the Class B Common  Stock,  the

Transco Implementation Plan, the Operating Agreement and the MOU,

filed  as  Exhibits  A-1 through A-4, B-1 and B-3,  respectively,

hereto  and  Item  3  for further information on  the  structure,

organization and voting powers of the members of Transco and  the

Managing Member.

     (2)  Transco and FERC Requirements

     The  transfer of the Entergy System Transmission  Assets  to

Transco,  with  Transco operating as part of the SPP  Partnership

RTO  is  being done in accordance with FERC Orders Nos. 2000  and

2000-A.

     FERC  Orders  No.  2000  and 2000-A  identify  four  minimum characteristics that a transmission entity must  meet  and  eight minimum  functions  that a transmission entity  must  perform  to

qualify   as   a   regional  transmission  organization   ("RTO")

thereunder.   The  four  minimum  characteristics  include:   (i)

independence,  (ii)  scope and configuration,  (iii)  operational authority,  and  (iv) short-term reliability. The  eight  minimum functions  require the RTO to: (i) be the sole  administrator  of its own transmission tariff and employ a pricing system that will

promote   efficient  use  and  expansion  of   transmission   and

generation facilities, (ii) ensure the development and  operation of  market  mechanisms to manage transmission  congestion,  (iii)

develop  and implement procedures to address parallel  path  flow issues  within its region and with other regions, (iv)  serve  as the  provider of last resort for the ancillary services  required by FERC Order No. 888, (v) be the single OASIS site administrator

for   all   transmission  facilities  under   its   control   and

independently  calculate  ATC/TTC,  (vi)  provide  for  objective monitoring  of  markets  it  operates or  administers,  (vii)  be responsible  for  planning,  directing  or  arranging,  necessary transmission expansions, additions, and upgrades that will enable

it   to   provide   efficient,  reliable  and  non-discriminatory

transmission  service  and  coordinate  these  efforts  with  the appropriate  state authorities, and (viii) ensure the integration of  reliability  practices within an interconnection  and  market interface  practices among regions. FERC Orders 2000  and  2000-A further  require that RTOs (i) engage in a collaborative  process with  stakeholders in the region in designing the  RTO,  (ii)  be designed in accordance with the "open architecture" principle  so that  it can evolve over time, and (iii) accommodate, and  report on their efforts to include, public power.

     The  design of Transco and the Managing Member entities, and their operations under the oversight of the SPP, will comply with the  above requirements as described in Entergy's application  to

FERC filed herewith as Exhibit D-1.

     (3)  Transmission Assets Being Transferred

     (a)  Entergy System Transmission Assets

     The Operating Companies propose to transfer ownership and/or control  of  their  respective Transmission  Assets  to  Transco,

directly or indirectly, through the Intermediate Entity.

     Transco  will  acquire from the Operating Companies  all  of their transmission facilities that operate at or above 69 kV. The

Transmission Assets proposed to be transferred include:

     - Transmission lines (including towers, poles and conductors) and transmission substations;

     - Transformers providing transformation within the bulk system;

     - System control center and operating facilities;

     - Lines providing connections to generation sources and step-up (plant) substations;

     - Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

     - Common facilities in substations that provide primarily a transmission function;

     - Voltage control devices and power flow control devices directly connected to the transmission system; and

     - Other transmission-related assets comprising the Entergy
       Services Assets (see footnote 1).

     The   Operating  Companies'  Transmission  Assets  will   be

transferred at net book value. The net book value for the Entergy

Arkansas   Transmission   Assets,   the   Entergy   Gulf   States

Transmission  Assets, the Entergy Louisiana Transmission  Assets,

the  Entergy Mississippi Transmission Assets, and the Entergy New

Orleans  Transmission  Assets,  including  the  Entergy  Services

Assets,  as  of  December 31, 1999, would have been approximately

$522,000,000,   $516,000,000,  $348,000,000,   $382,000,000   and

$25,000,000, respectively. Since the end of 1999, as a result  of ongoing  capital expenditures, the amount of the  Entergy  System

Transmission  Assets  to  be transferred  to  Transco,  has  been increasing in an annual amount of approximately $250,000,000.

     (b)  Transmission Assets of Non-Affiliated Entities

     Transco  also may acquire transmission assets from  entities other than the Operating Companies.

(C)  Financing and Redemption, Retirement or Repurchase of
Securities and Sale of Class B Interests and Class B Common Stock and Provision of Services

     (1)  Intermediate Entity Financing

     In  connection with the transfer to the Intermediate  Entity of  the  Entergy  System  Transmission Assets,  the  Intermediate

Entity  will  assume a proportionate share of  the  debt  of  the

Operating Companies associated with the Transmission Assets. Each

Operating  Company  will be granted a security  interest  in  its transferred  Transmission Assets to secure the repayment  of  the debt assumed by the Intermediate Entity. Separate agreements will be executed with respect to each Operating Company.

     The  Operating  Companies  will  effect  releases  of  their respective Transmission Assets from the liens of their respective mortgage  indentures and immediately thereafter contribute  those

assets   to   the  Intermediate  Entity  in  exchange   for   the

Intermediate  Entity's  assumption  of  debt  and  an   ownership

interest  in  the Intermediate Entity. First Mortgage  Bonds,  as

well as other long-term debt and liabilities, including pollution control  revenue  bonds, and a variety of contracts  and  leases,

will  be  allocated to the transmission assets with corresponding assumptions  of debt by the Intermediate Entity. The Intermediate

Entity  will  assume its allocated portion of  Operating  Company debt  and liabilities pursuant to assumption agreements relating,

respectively,  to each of the Operating Companies  (collectively,

hereinafter referred to as the "Assumption Agreement"). A form of

Assumption Agreement is filed as Exhibit B-4 hereto. Reference is also made to footnote 15 for further information relating to  the debt assumption arrangements.

     When  the Intermediate Entity obtains independent financing,

it  will  use  the proceeds to repay the amounts owed  under  the

Assumption  Agreement and then transfer transmission  assets  and

new   debt  to  Transco  receiving  passive  ownership  interests therein.  Although  it is intended that the  refinancing  by  the

Intermediate  Entity  be  immediate,  such  that  the  Assumption

Agreement  is  immediately defeased, it  may  be  the  case  that immediate  refinancing will be impossible or inadvisable  because of  economic, capital market or other business reasons,  and  the

Assumption Agreement may need to remain in place for a separation period (the "Separation Period") which in no event will be longer than  one  year  from the date of the transfer of  the  Operating

Company  Transmission  Assets to the Intermediate  Entity,  which transfer is expected to be December 15, 2001.

     Under the Assumption Agreement, the Intermediate Entity must simultaneously  execute  Mortgage, Deed  of  Trust  and  Security

Agreements  relating,  respectively, to  each  of  the  Operating

Companies (collectively, hereinafter referred to as the "Security

Agreement")  that grants each Operating Company a first  priority

lien   on   the  transmission  assets  it  transferred   to   the

Intermediate Entity to protect the Operating Company in the event of  a  default  by the Intermediate Entity under  the  Assumption

Agreement.  A form of Security Agreement is filed as Exhibit  B-5 hereto.

     The Intermediate Entity proposes, from time to time, through

June  30, 2004, to issue short-term debt consisting of borrowings under  one  or  more  credit agreements  ("Facility"),  to  issue commercial  paper or to use other forms of short-term  financing.

The  maturity  of  such  debt  will  not  exceed  one  year.  The

Intermediate Entity intends to use a portion of the funds  raised through  this  external financing to repay all of  the  debt  and other assumed obligations of the Operating Companies.

     The Intermediate Entity may sell commercial paper, from time to  time,  in  established domestic or European commercial  paper markets to dealers at the prevailing discount rate per annum,  or at the prevailing coupon rate per annum, at the date of issuance.

It  is expected that the dealers acquiring commercial paper  from the Intermediate Entity will re-offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, to individual investors.

     Such  commercial paper issuances may be backed by bank lines of credit for 100% of the outstanding amount of commercial paper,

if necessary, to assure the desired credit rating from the rating agencies.  Loans  under the Facility will be at  rates  generally available to borrowers of similar credit quality at the time  the

Facility is established.

     The  Intermediate Entity also may issue from time  to  time,

through  June  30,  2004, long-term debt  consisting  of  secured bonds, unsecured debentures, medium-term notes, convertible debt,

subordinated  debt,  bank borrowings, other  debt  securities  or other forms of long-term financing, whether secured or unsecured.

Any  long-term debt security would have a maturity  ranging  from one  to 50 years. Debentures, medium-term notes and secured bonds will be issued under an indenture.

     Any  short-term or long-term debt security or Facility would have  such  designation,  aggregate  principal  amount,  interest rate(s)  or methods of determining the same, terms of payment  of

interest,   redemption   provisions,  non-refunding   provisions,

sinking  fund terms, conversion or put terms and other terms  and conditions as the Intermediate Entity may determine at  the  time of issuance.

     In  addition,  the  Intermediate  Entity  may  issue  equity

securities,   capital  shares,  partnership  interests,   limited

liability company interests, member interests, trust certificates or other forms of equity interests.

     The  Intermediate  Entity may also raise funds  through  (1)

capital contributions or (2) loans.

     The  amount of short-term and long-term debt outstanding  at any time, including debt under the Facility, will not exceed,  in the aggregate, $1.9 billion ("Debt Limit") and, together with the equity  securities outstanding, will not exceed, in the aggregate

$3.8  billion  ("Finance Limit"). Entergy requests  authorization for  the Intermediate Entity, to the extent not otherwise exempt,

or authorized by Commission order, under the Act, to issue and to have  outstanding at any one time, debt up to the amount  of  the

Debt  Limit  and  to  issue  and  to  have  outstanding,  in  the aggregate, debt and equity up to the amount of the Finance Limit.

Entergy may need to guarantee, lend its credit in support of,  or assume  obligations of, the securities of the Intermediate Entity

and   requests   authorization,  to  the  extent  not   otherwise

authorized  under  the  Act,  for such  guaranties,  support,  or assumption of obligations, up to the Finance Limit.

     Intermediate Entity debt and equity securities may be issued and sold pursuant to purchase agreements or standard underwriting agreements.  Public distribution may be effected through  private negotiations  with  underwriters, dealers or agents,  or  through

competitive   bidding  among  underwriters.  In  addition,   such

securities  may be issued and sold through private placements  or other non-public offerings to one or more persons. All such  debt instruments and stock sales will be at rates or prices and  under conditions negotiated, or based upon, or otherwise determined by,

competitive  capital  markets. In no  event,  however,  will  the effective cost of money on short-term debt exceed the greater  of

(a)  500  basis  points  over the London Interbank  Offered  Rate

("LIBOR") for the relevant interest rate period, and (b) a  gross spread  over  U.S.  Treasury securities that is  consistent  with similar  securities of comparable credit quality  and  maturities issued  by  other companies. The interest rate on long-term  debt will  not exceed at the time of issuance the greater of  (a)  500 basis  points  over U.S. Treasury securities having  a  remaining term  comparable to the term of such series, if issued at a fixed rate,  or  500 basis points over LIBOR for the relevant  interest rate  period,  if  issued at a floating rate,  and  (b)  a  gross underwriting spread that is consistent with similar securities of

comparable  credit  quality  and  maturities  issued   by   other

companies.

     The  Intermediate Entity also requests authorization, to the extent  not  otherwise authorized under the Act,  to  enter  into interest  rate  hedging  transactions with  respect  to  existing

indebtedness  ("Interest  Rate  Hedges"),  subject   to   certain

limitations  and  restrictions, in  order  to  reduce  or  manage interest  rate cost. Interest Rate Hedges would only  be  entered into with counterparties ("Approved Counterparties") whose senior debt  ratings, or the senior debt ratings of the parent companies of  the  counterparties,  as published  by  Standard  and  Poor's

Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch.

     Interest  Rate  Hedges  will involve the  use  of  financial instruments  commonly used in today's capital  markets,  such  as interest rate swaps, caps, collars, floors, and structured  notes

(i.e.,  a  debt instrument in which the principal and/or interest payments  are  indirectly linked to the value  of  an  underlying asset  or index), or transactions involving the purchase or sale,

including   short  sales,  of  U.S.  Treasury  obligations.   The

transactions  would  be  for fixed periods  and  stated  notional amounts.  Fees,  commissions and other  amounts  payable  to  the counterparty or exchange (excluding, however, the swap or  option payments)  in  connection with an Interest Rate  Hedge  will  not exceed  those  generally  obtainable in competitive  markets  for parties of comparable credit quality.

     In addition, the Intermediate Entity requests authorization,

to  the  extent not otherwise authorized under the Act, to  enter

into   interest  rate  hedging  transactions  with   respect   to

anticipated  debt offerings ("Anticipatory Hedges"),  subject  to certain  limitations  and restrictions. Such Anticipatory  Hedges would  only  be  entered into with Approved  Counterparties,  and would  be  utilized  to fix and/or limit the interest  rate  risk associated  with any new issuance through (i) a forward  sale  of exchange-traded  U.S. Treasury futures contracts,  U.S.  Treasury obligations  and/or a forward swap (each a "Forward Sale"),  (ii)

the  purchase of put options on U.S. Treasury obligations (a "Put

Options  Purchase"), (iii) a Put Options Purchase in  combination with  the  sale  of call options on U.S. Treasury obligations  (a

"Zero Cost Collar"), (iv) transactions involving the purchase  or sale, including short sales, of U.S. Treasury obligations, or (v)

some  combination of a Forward Sale, Put Options  Purchase,  Zero

Cost   Collar  and/or  other  derivative  or  cash  transactions,

including, but not limited to structured notes, caps and collars,

appropriate for the Anticipatory Hedges.

     Anticipatory  Hedges  may  be  executed  on-exchange   ("On-

Exchange  Trades")  with brokers through the opening  of  futures and/or  options  positions traded on the Chicago Board  of  Trade

("CBOT"), the opening of over-the-counter positions with  one  or more counterparties ("Off-Exchange Trades"), or a combination  of

On-Exchange  Trades  and  Off-Exchange Trades.  The  Intermediate

Entity  will determine the optimal structure of each Anticipatory

Hedge  transaction  at  the time of execution.  The  Intermediate

Entity  may  decide to lock in interest rates  and/or  limit  its exposure  to  interest rate increases. All open  positions  under

Anticipatory Hedges will be closed on or prior to the date of the new  issuance and the Intermediate Entity will not, at any  time,

take  possession or make delivery of the underlying U.S. Treasury

Securities.

     The Intermediate Entity will comply with existing and future financial  disclosure  requirements of the  Financial  Accounting

Standards Board associated with hedging transactions.<FN10>

     (2) Financing of Multiple Intermediate Entities, Intra Entergy System Financing and Restructuring

     In the event that the Intermediate Entity is composed of one

or    more   corporations,   limited   liability   companies   or

partnerships,  Entergy  requests authority,  to  the  extent  not otherwise exempted, or authorized by Commission order, under  the

Act,  for  any  such  Intermediate Entity or Entities  to  extend credit  to,  or  to guarantee the obligations of,  or  indemnify,

other  such  Intermediate Entities and to  loan  to,  to  acquire securities  of, or borrow from, other such Intermediate  Entities up  to the Debt or Finance Limit, as appropriate. One or more  of

such  Intermediate  Entities  may  also  assume  obligations   or

securities of the Operating Companies incurred in connection with the  Entergy  System  Transmission Assets, and  Entergy  requests authority  for such assumption up to the amount of the Debt Limit to  the extent not otherwise authorized by order, or exempt under the  Act. In addition, Entergy Corp. requests authority,  to  the extent  not otherwise exempt, or authorized by order,  under  the

Act,  to acquire the securities of, and/or make loans to, one  or more  entities  comprising  the Intermediate  Entity  up  to  the

Finance or Debt Limit, as appropriate.

     It  may  be  necessary  to reorganize  and  restructure  the

Intermediate  Entity, from time to time, into different  entities or ownership structures. Entergy requests authority to the extent not  otherwise exempt, or otherwise authorized, under the Act for such internal reorganization and restructuring and, to the extent not  otherwise exempt, or otherwise authorized, possibly to  sell interests in the Intermediate Entity to non-affiliates, including the assignment of Intermediate Entity obligations.

     (3) Redemption, Retirement and/or Repurchase of Securities and Sale of Class B Interests and Class B Common Stock

     The Operating Companies request authority, to the extent not otherwise exempt under the Act, to direct the use of a portion of the  proceeds  received  from  the Intermediate  Entity  for  the retirement, redemption or repurchase of their debt and/or  equity securities in accordance with the terms of the instruments  under which those securities were issued.

     Entergy  and  the  Operating Companies, to  the  extent  not otherwise exempt under the Act, request authority to sell Class B

Interests and Class B Common Stock.

     (4)  Dividends Out of Capital

     One  or  more  of the newly created entities comprising  the

Intermediate  Entity may need to pay dividends to  its  immediate parent  company  out  of  capital. To the  extent  not  otherwise authorized under the Act, these entities request authority to pay such  dividends  out  of capital. Moreover,  to  rebalance  their capital  structures  after  repayment  of  assumed  debt  by  the

Intermediate  Entity, the Operating Companies  may  need  to  pay dividends out of capital to Entergy Corp., including dividends of and  out  of their interests in Transco. The Operating  Companies request authority for such dividends.

     (5)  Provision of Services

     Entergy  Services may need to provide administrative  and/or corporate  services  to  the Intermediate  Entity.  All  of  such services  will  be  provided "at cost"  in  accordance  with  the requirements  of Rules 87, 90 and 91 under the Act  and  will  be performed under a service agreement, a form of which is filed  as

Exhibit  J-1  hereto. Further, Entergy Services  may  provide  to

Transco certain services, which will be limited in scope  and  in conformity with the FERC's independence requirements.

Item 2.   Fees, Commissions and Expenses.

     The  fees,  commissions  and  expenses  incurred  or  to  be incurred in connection with the transactions proposed herein will be filed by amendment.

Item 3.   Applicable Statutory Provisions.

     The following Sections of, or Rules under, the Act may apply to the proposed transactions to the extent not otherwise exempted or  previously authorized under the Act. To the extent that other

Sections  or  Rules  are  deemed to apply,  the  Applicants  also request authority under such Sections and/or Rules.

    Section and/or Rule                Transaction

Sections 2(a)(8), 2(a)(11) and   Transco     and    Managing
2(a)(17)                         Member      not      being
                                 "subsidiary companies"  or
                                 "affiliates"  of   Entergy
                                 Corp.

Sections 6 and 7                 Issuance  of securities  by
                                 Intermediate Entity,  from
                                 time to time

Sections 9 and 10                Acquisition  of  securities
                                 of  one  or more  entities
                                 comprising             the
                                 Intermediate       Entity,
                                 Transco  and the  Managing
                                 Member, from time to time

Section 12(b) and Rule 45        Guaranties,  or  extensions
                                 of  credit, to or  by  one
                                 or      more      entities
                                 comprising             the
                                 Intermediate Entity,  from
                                 time to time

Section 12(c) and Rule 46        Dividends  out  of  capital
                                 of     the    Intermediate
                                 Entity  and the  Operating
                                 Companies

Section 12(d) and Rules 43 or    Redemption,  retirement  or
44                               repurchase  of  securities
                                 by      the      Operating
                                 Companies;   transfer   of
                                 Entergy  Services   Assets
                                 to      the      Operating
                                 Companies;   transfer   of
                                 ownership    of    Entergy
                                 System        Transmission
                                 Assets   to   Intermediate
                                 Entity   and  to  Transco;
                                 reorganization         and
                                 restructuring           of
                                 Intermediate       Entity;
                                 possible      sale      of
                                 interests  in Intermediate
                                 Entity  including transfer
                                 of   Intermediate   Entity
                                 obligations;    sale    of
                                 Class   B  Interests   and
                                 Class B Common Stock

Section 13                       Provision  of  services  to
                                 the   Intermediate  Entity
                                 and possibly to Transco

Sections 32 and 33 and  Rules    Aggregate  investments   in
53 and 54                        exempt           wholesale
                                 generators  ("EWGs")   and
                                 foreign  utility companies
                                 ("FUCOs")

(A)  Sections 2(a)(8), 2(a)(11) and 2(a)(17)

     In  accordance with FERC Order No. 2000, the Transco and the

Managing  Member will be independent from any Market Participant.

The  structure of the Transco and the Managing Member  have  been set  up to ensure independence from the Entergy System. Moreover,

this  independence  also  satisfies the  Commission's  tests  for determining that an entity is not an "affiliate" or a "subsidiary company"  in  a  holding  company system within  the  meaning  of

Sections  2(a)(8)  and  2(a)(11) of the Act,  since  among  other matters,  the Entergy System's security interests in Transco  and the  Managing  Member  are  not "voting  securities"  within  the meaning of Section 2(a)(17).

     There  are four aspects of the independence of Transco  from the  Entergy  System:  (1) the oversight  by  the  non-affiliated entity,  the  SPP Partnership RTO, of Transco; (2)  the  complete separation between Transco and the Entergy System of interlocking directors,  officers  and  employees; (3)  the  Code  of  Conduct prohibiting  the grant of any preferential treatment  to  Entergy

System  companies by Transco; and (4) the passive nature  of  the

Entergy  System's  investment in Transco and its  limited  voting rights. The same is true for any interest in the Managing  Member that  Entergy  may  acquire; moreover, as  described  above,  the process for selecting directors of the Managing Member, who  will have  control of the Managing Member and over the voting  of  the

Class  A  Interests (the securities with principal voting power),

is  designed,  specifically,  to  ensure  independence  from  the

Entergy System. The Entergy System will not have any contracts or arrangements  to  exercise control over Transco or  the  Managing

Member  and,  as  discussed below, the  Entergy  System's  voting rights will be limited.

     Voting Rights

     In  several recent no-action letters, the Commission's staff

(the  "Staff")  has  concurred  that  various  securities  having limited  voting rights are not "voting securities" under  Section

2(a)(17)  of the Act, including rights to vote on major corporate or  partnership  transactions, such as mergers, or  dissolutions.

These  voting  rights, if the investor is in a passive  role  and does  not  otherwise exercise a "controlling influence" over  the entity  invested,  through  control  or  other  arrangement,  are granted merely to protect the investment.

     Two recent Commission no-action letters are S.W.

Acquisition, L.P.<FN11> ("TNP Letter"), and Berkshire Hathaway, Inc.

("MidAmerican Letter")<FN12> are instructive on the issue of limited voting power and control. The TNP letter involved the going

private transaction of TNP Enterprises, Inc. ("TNP"), an exempt holding company. Equity investors formed a limited partnership

("TNLP") to acquire TNP. The general partner of TNLP, a limited partnership controlled by one individual, was to manage the day-

to-day affairs of TNLP. Initial financing for the buyout was provided through the sale of limited partnership interests and preferred stock with limited voting rights and from bridge loans.

The preferred stock had voting rights similar to the voting

rights permitted to preferred stockholders of utility companies under the SEC's Statement of Policy Regarding Preferred Stock,

Holding Co. Act. Rel. No. 13106; 1956 SEC Lexis 515 (1956). Under

long-standing Commission interpretation, these rights did not render the preferred stock a "voting security" or, otherwise give the holders a "controlling influence" over the issuing

corporation.

     The TNP Letter focused on the extent of the voting rights of the limited partners. Counsel, in their letter request to the

Staff, indicated that the TNLP limited partner rights were of a kind previously determined by the Staff (in the context of

independent power projects) not to constitute a "controlling influence" or a "voting security" under the Act. Various events required the consent of the holders of 51% of the TNLP limited partnership interests to protect their investments.<FN13> In addition,

unanimous approval of the limited partners was necessary to

reorganize or recapitalize TNLP to the detriment of any limited partner.

       The MidAmerican no-action letter involved a going private

transaction in which a package of common stock and preferred stock, with limited voting power, was sold to a corporate

investor without affecting the corporate acquiror's status under the Act. Berkshire Hathaway, Inc., and its affiliates

(collectively "BH"), joined three individuals, including the

Chairman of the Board, the President and a Director of

MidAmerican Energy Holdings Company ("MEHC"), in acquiring MEHC and, indirectly, its only public-utility subsidiary, MidAmerican

Energy Company, a combination electric and gas utility company.

Under the going private structure, BH was to purchase

approximately 9.7% (but not more than 9.9%) of the outstanding shares of MEHC's  voting common stock, up to $800 million in aggregate principal amount of MEHC Trust Preferred Stock ("Trust

Preferred") and approximately $1.21 billion of MEHC Zero Coupon

Convertible Preferred Stock ("CV Preferred"). The balance of

MEHC's common stock, approximately 90.3%, was to be purchased by the three individuals, with one individual and his family to own approximately 86%. Upon completion of the transaction, BH was to own approximately 81%, the family group, 18%, and the other

individuals, 1%, out of the total of MEHC equity (excluding the

Trust Preferred). Since the management shareholders were to

continue in management, would control a majority of the

outstanding common shares and could elect directors, the Staff agreed that BH was not in a position to control MEHC. Moreover,

BH had had no prior dealings with MEHC and intended to exercise its rights only as an investor but not as a manager of MEHC.

       The MidAmerican Letter request focused on the rights of

the CV Preferred to determine whether or not that security was a

"voting security" or otherwise gave BH the right to exercise a

"controlling influence" over MEHC (the Trust Preferred had no voting rights). BH, as holder of the CV Preferred, had the right to elect 2 directors (out of 10) to MEHC's Board of Directors.<FN14>

All actions of the Board of Directors required a simple majority vote of a quorum. The CV Preferred had no rights to appoint or remove officers of MEHC (other than consent rights to the

appointment or removal of MEHC's Chief Executive Officer). The CV

Preferred was given approval rights over certain major events,

similar to but less than the TNLP limited partner rights

discussed above, to protect the holders' investments. Under these circumstances the Staff agreed that BH was not a "holding

company" and MEHC was not a "subsidiary company" of a "holding company".

     Entergy's limited voting rights in Transco through

acquisition of Class B Interests and, if exercised, in the

Managing Member through acquisition of Class B Common Stock<FN15>

provide the Entergy System with a lesser package of, and

certainly no more than, the voting rights in SW Acquisition L.P.

and Berkshire Hathaway, Inc.

     For  the reasons described above in part I(B)(1)(c)  and  in this  Item  3,  no  Entergy System company will own  or  control,

directly  or indirectly, a "voting security", within the  meaning of Section 2(a)(17) of the Act, of Transco or the Managing Member

nor  exercise  a  "controlling influence"  over  Transco  or  the

Managing  Member. While the Class B Interests and Class B  Common

Stock,  which  Entergy System companies may own, do have  limited voting rights to veto certain major transactions, these rights do not  lead  to  the  Entergy System companies  holding  a  "voting security"  of,  or  exercising  a  "controlling influence"  over,

Transco  or  the  Managing Member, both  within  the  meaning  of

Sections  2(a)(17),  2(a)(8) and 2(a)(11) of  the  Act,  defining

"voting   security",   "subsidiary   company"   and   "affiliate"

respectively. In the case of Transco, this conclusion is  further supported  by the ability of a separate entity unaffiliated  with the  Entergy  System,  the  SPP, to  control  various  day-to-day operations  of  Transco. Consequently, neither  Transco  nor  the

Managing  Member  will  be,  nor should  be  declared  to  be,  a

"subsidiary  company" or an "affiliate" of  any  company  in  the

Entergy  System  within  the  meaning  of  Sections  2(a)(8)  and

2(a)(11) of the Act.

(B)  Section 10

     Since  the  Operating Companies and Entergy  Corp.  will  be acquiring  the securities of the Intermediate Entity and  Transco and  may be acquiring the securities of the Managing Member,  the proposed transactions will be subject to Section 9(a) of the Act.

Thus,  the  proposed  transactions  cannot  proceed  without  the approval of the Commission pursuant to Section 10 of the Act. The relevant  statutory standards to be satisfied are  set  forth  in

Sections 10(b), 10(c) and 10(f) of the Act.

     (1)  SECTION 10(b)

     Section  10(b) of the Act provides that, if the requirements of  Section 10(f) are satisfied, the Commission shall approve  an acquisition under Section 9(a) unless the Commission finds that:

      (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     (a)  Section 10(b)(1)

         The   proposed  transactions  will  not   tend   towards

interlocking relations or the concentration of control of public-

utility companies, of a kind, or to an extent, detrimental to the public interest or the interest of investors or consumers.

     Since the ultimate result of the proposed transactions is to shift to third parties the control of the Entergy System over its

Transmission  Assets  in accordance with FERC  requirements,  the proposed transactions will not tend toward any "concentration  of control of public utility companies" that is detrimental  to  the public interest or the interest of consumers or investors.

     (b)  Section 10(b)(2)

       (i) Fairness of Consideration. Section 10(b)(2) of the Act

requires the Commission to determine whether the consideration in

connection   with  a  proposed  acquisition  of   securities   is

reasonable and whether it bears a fair relation to the investment in  and the earning capacity of the utility assets underlying the securities  being  acquired.  Each Entergy  System  company  that transfers assets to Transco will receive an interest based on the value  of the assets that it contributes as a proportion  of  all

the   assets  contributed  to  Transco.  With  respect  to   such

transfers,  the  transmission facilities will be  transferred  at their  net  book value, and the transferring entity will  receive its  interest  based on that value. The Applicants  believe  that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because  it  is  based  on the net book value  of  those  assets.

Because  the  Transco's  rates  will  also  be  subject  to  FERC approval, it can be expected that those rates (which will largely also be based on the same net book value) will permit the Transco to  earn a fair return on them as well. This being the case,  all members of Transco, including the Operating Companies, can expect to earn a fair return on their investment.

        (ii)     Reasonableness of Fees. An estimate of the  fees

and   expenses  to  be  paid  in  connection  with  the  proposed transactions  will be set forth in Item 2 hereof.  The  estimated amounts  to  be paid are fees required to be paid to governmental bodies,  fees  for  necessary professional  services,  and  other expenses  incurred or to be incurred in connection with  carrying out the proposed transactions.

     (c)  Section 10(b)(3)

        Capital  Structure. Section 10(b)(3)  requires  that  the

Commission  determine  whether  the  proposed  transactions  will unduly  complicate the Operating Companies' or  the  Intermediate

Entity's capital structures or will be detrimental to the  public interest,  the interests of investors or consumers or the  proper functioning  of  the  Operating  Companies  or  the  Intermediate

Entity.

     The  corporate capital structures of the Operating Companies and  the  Intermediate  Entity  after  the  consummation  of  the

proposed  transactions  will  not  be  unduly  complicated.   The

proposed  transactions, when outside financing is  undertaken  by the Intermediate Entity, will ultimately result in a reduction of the  size  of  the  capital structure of each  of  the  Operating

Companies,  although debt/equity ratios will remain approximately the  same.<FN16> In addition, the securities to be issued by  the

Intermediate Entity are of types and amounts comparable to  those

of   other  financing  entities  in  registered  holding  company systems.  See The Southern Company, Holding Co. Act Release  Nos.

27061  and 27134 (Aug. 18, 1999 and Feb. 9, 2000). Moreover,  the

assumption  of  the Intermediate Entity's securities  by  Transco

upon   the   transfer  of  Entergy  System  Transmission   Assets

effectively  removes  the  Intermediate  Entity  as  a   possibly

complicating factor in the structure of the Entergy System.

     (2)  SECTION 10(c)

     Section 10(c) of the Act provides that:

     Notwithstanding  the  provisions  of  subsection  (b),   the

Commission shall not approve:

      (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

      (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

     (a)  Section 10(c)(1)

        Consistent  with  the  standards  set  forth  in  Section

     10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act,  or detrimental to the carrying out of the provisions of  Section  11 of the Act.

     Section 8 prohibits a registered holding company or  any  of its subsidiaries from acquiring, owning interests in or operating both  a  gas  utility  company and an  electric  utility  company serving  substantially the same area if prohibited by state  law,

and  is  thus  not  applicable to the  transactions  contemplated herein.

     Section  11(a) of the Act requires the Commission to examine the  corporate  structure  of  registered  holding  companies  to ensure,  among  other things, that unnecessary  complexities  are

eliminated   and   voting  powers  are   fairly   and   equitably

distributed.  The  Entergy  System is  organizing,  and  will  be granted limited voting powers in, the Managing Member and Transco consistent  with FERC requirements. Consequently, this  structure and  Entergy's  voting  powers  should  be  consistent  with  the requirements of Section 11(a).

     (b)  Section 10(c)(2)

       As the following discussion will demonstrate, the proposed transactions  will serve the public interest by  tending  towards the  economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

           (i)   Efficiencies  and Economies. As  described  more

fully  above, the proposed transactions tend towards the required efficiencies  and economies by tying together control,  planning,

maintenance and financial responsibilities for the Entergy System

Transmission  Assets  into  a single  company,  Transco,  all  in accordance with FERC requirements. Moreover, in conjunction  with its  participation in the SPP Partnership RTO, Transco, in  which the  Entergy System will have a passive investment interest, will have an independent, streamlined and cost-efficient business that will create synergies and result in better service in the Entergy

System  region and non-discriminatory access for all transmission users.

           (ii)  Integrated Public Utility System. As applied  to

electric  utility companies, the term "integrated public  utility system" is defined in Section 2(a)(29)(A) of the Act as:

      a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The  Commission has previously taken notice of  developments that have occurred in the electric business in recent years,  and has  interpreted  the Act and analyzed proposed  transactions  in light  of  these changed and changing circumstances.  See,  e.g.,

American  Electric Power Co., Holding Co. Act Release  No.  27186

(June 14, 2000) ("AEP Order").

     On   the  basis  of  the  statutory  definition  above,  the

Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed transaction:

      (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

      (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

      (3) the system must be confined in its operations to a single area or region; and

      (4)  the system must not be so large as to impair
      (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th  Cir.

1990),  quoting In re Electric Energy, Inc., 38 S.E.C.  658,  668

(1958).

     The   proposed  transactions  satisfy  all  four  of   these

requirements.  In  examining proposed transactions  to  determine whether  the  integration requirements have been  satisfied,  the

Commission has "interpreted the Act and analyzed transactions  in

the  light  of  .  . . changed and changing circumstances."   AEP

Order. Applicants believe that the recent FERC Order No. 2000, as well as the competition legislation enacted in both Arkansas  and

Texas,   constitutes  such  changing  circumstances   which   the

Commission   must   consider   when   evaluating   the   proposed

transactions.

     PHYSICAL  INTERCONNECTION.  In view of the above, the  facts presented  clearly support a finding that the utility  assets  of the  Transco  will be "physically interconnected  or  capable  of

physical   interconnection"  within  the   meaning   of   Section

2(a)(29)(A) of the Act once the transactions contemplated  herein are  completed through the ability of the Operating Companies  to transmit  power  to each other over the open-access  transmission facilities of the Transco to which they are connected.

     SINGLE   INTERCONNECTED  AND  COORDINATED  SYSTEM.   Section

2(a)(29)(A)  of the Act requires that the utility  assets,  under normal  circumstances, may be "economically operated as a  single

interconnected  and  coordinated  system."  The  Commission   has

interpreted  this  language to refer, in  the  changing  electric utility  environment, to the ability to coordinate  the  electric operations,  through  access to independent transmission  between two  electric  systems. See Energy East, Corp., Holding  Co.  Act

Release  No.  27224 (Aug. 31, 2000); Exelon Corporation,  Holding

Co.  Act Release No. 27256 (Oct. 19, 2000); and Carolina Power  &

Light  Company, Holding Co. Act Release No. 27284  (November  27,

2000).

     SINGLE  AREA  OR REGION.  The existing Entergy  System  will

continue   to  define  the  geographic  parameters  of  Entergy's

integrated  system  since Transco will not be an  "affiliate"  of

Entergy  and,  consequently, any additions to the Transco  system from  non-affiliated  parties  will  not  be  part  of  Entergy's integrated electric system.

     LOCALIZED  MANAGEMENT,  EFFICIENT  OPERATION  AND  EFFECTIVE

REGULATION.  The proposed transactions will not impair  localized management, efficient operation or regulation since the Operating

Companies will continue to be managed from their headquarters  in

Arkansas, Louisiana, Texas and Mississippi, to be subject to  the jurisdiction  of the public service commissions in  those  states and the Council of the City of New Orleans (the "Council") and to

have their operations coordinated by Entergy Services.

     (3)  SECTION 10(f)

     Section 10(f) provides that

      The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     The  Operating  Companies  are  currently  and  will  remain subject,  respectively,  to the jurisdiction  of  the  APSC,  the

Louisiana Public Service Commission (the "LPSC"), the Mississippi

Public  Service  Commission  (the  "MPSC"),  the  Public  Utility

Commission  of  Texas  (the "PUCT") and the Council.  Transco  is

being created in accordance with Arkansas, Louisiana, Mississippi and  Texas  law. In addition, certain aspects of the transactions proposed  herein are subject to approval by the ASPC,  the  LPSC,

the  MPSC,  the PUCT, and the Council. Thus, the requirements  of

Section 10(f) are satisfied.

     Rules  53  and  54.   The proceeds to be received  from  the

proposed  transactions  will not be used to  invest  directly  or indirectly in an EWG or FUCO.

     The  transactions proposed herein are also subject  to  Rule

54.  In  determining whether to approve the issue or  sale  of  a security by a registered holding company for purposes other  than the  acquisition  of  an  EWG or FUCO, or  transactions  by  such registered  holding company or its subsidiaries other  than  with respect  to EWGs or FUCOs, the Commission shall not consider  the effect of the capitalization or earnings of any subsidiary  which is  an EWG or FUCO upon the registered holding company system  if

Rules  53(a), (b) and (c) are satisfied. In that regard, assuming consummation  of  the transactions proposed in this  application,

all  of  the conditions set forth in Rule 53(a) are, and will  be satisfied,  and none of the conditions set forth  in  Rule  53(b)

exists or, as a result thereof, will exist.

     Entergy Corp. states that for purposes of Rule 53(a)(1)  its

"aggregate  investment" in all EWGs and FUCOs  was  approximately

$448,143,645, representing approximately 15.2% of Entergy Corp.'s

consolidated  retained  earnings  as  of  September   30,   2000.

Furthermore, Entergy Corp. has complied with and will continue to comply  with  the  record keeping requirements of  Rule  53(a)(2)

concerning affiliated EWGs and FUCOs. In addition, as required by

Rule  53(a)(3), no more than 2% of the employees of the Operating

Companies  will  render services to affiliated  EWGs  and  FUCOs.

Finally,  none of the conditions set forth in Rule  53(b),  under which the provisions of Rule 53 would not be available, have been met.

Item 4.   Regulatory Approvals.

     Entergy  filed an application with the FERC on  October  16,

2000   seeking  authorization  to  transfer  the  Entergy  System

Transmission Assets to Transco, which application is pending.  In addition, on December 29, 2000, Entergy filed an application with the  FERC  requesting approval of the transmission rate  schedule pursuant  to  which transmission service will  be  provided  over

Transco's  transmission assets, which application is pending.  In

January  2000,  Entergy Gulf States filed a  business  separation plan  with the PUCT and amended such plan in June 2000.  In  July

2000,  the  PUCT issued an interim order to approve  the  amended business  separation  plan. Entergy Gulf  States  will  make  any additional filings with the PUCT that are necessary to  establish

Transco.  In  addition, the APSC, the Council, the LPSC  and  the

MPSC   must   approve   certain  aspects  of   the   transactions

contemplated herein. The necessary applications have  been  filed with  these commissions. No other state commission, and no  other

Federal   commission,   has  jurisdiction   over   the   proposed

transactions.

Item 5.   Procedure.

     The  Commission is requested to publish a notice under  Rule

23  with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's

Order  be  issued as soon as practicable after the notice  period and  in  any event not later than September 30, 2001.  This  will facilitate meeting the December 15, 2001 deadline contemplated by

FERC  Order  No. 2000 for the commencement of Transco  operations and  the timely completion of the transfers of the Entergy System

Transmission Assets.

     The  Applicants further request that there not be  a  30-day waiting period between issuance of the Commission's order and the date  on  which the order is to become effective, hereby waive  a

recommended   decision  by  a  hearing  officer  or   any   other

responsible  officer  of the Commission,  and  consent  that  the

Division  of  Investment Management may assist in the preparation of  the  Commission's decision and/or order, unless the  Division opposes the matters proposed herein.

Item 6.   Exhibits and Financial Statements.

(A)  Exhibits.

A-1   Form of Limited Liability Company Agreement of Transco.

A-2   Form  of  Certificate  of  Incorporation  of  the  Managing

      Member.

A-3   Form of By-Laws of the Managing Member.

A-4   Transco Implementation Plan.

A-5   Form of Articles of Organization of Intermediate Entity.*

A-6   Form of By-Laws of Intermediate Entity.*

B-1   Form of Operating Agreement.

B-2   Form of Agency Agreement.

B-3   SPP Partnership RTO Memorandum of Understanding.

B-4   Form of Assumption Agreement.

B-5   Form of Security Agreement.*

C     Not Applicable.

D-1   Application  Of Entergy Services, Inc. For  Approval  Of  A

      Regional  Transmission Organization  And  Approval  Of  The

      Transfer  Of Transmission Assets To A Regional Transmission

      Organization  -  submitted on behalf of  Entergy  Arkansas,

      Entergy Gulf States, Entergy Louisiana, Entergy Mississippi

      and Entergy New Orleans to the FERC.

D-2   Order  of  the  FERC regarding Entergy Services,  Inc.  For

      Approval  Of  A  Regional  Transmission  Organization   And

      Approval  Of  The  Transfer  Of Transmission  Assets  To  A

      Regional Transmission Organization.*

D-3   Application  By Entergy Arkansas For Approval  To  Transfer

      Transmission Assets to the APSC.

D-4   Order of the APSC regarding Application By Entergy Arkansas

      For Approval To Transfer Transmission Assets.*

D-5   Application  of Entergy Gulf States, Inc. For  Approval  Of

      Its     Business     Separation    Plan     Pursuant     To

      Subst.R.25.272(b)(3) to the PUCT.*

D-6   Interim  Order Approving Business Separation  Plan  of  the

      PUCT  regarding  Entergy Gulf States'  business  separation plan.*

D-7   Joint Application On Behalf Of Entergy Gulf States, Inc.

      And Entergy Louisiana, Inc. For Official Action Of

      Approval Of Or Non-Opposition To A Transfer Of Ownership

      And/Or Control Of Certain Transmission Assets to the LPSC.

D-8   Order of the LPSC regarding Joint Application On Behalf  Of

      Entergy  Gulf States, Inc. And Entergy Louisiana, Inc.  For

      Official  Action  Of  Approval Of Or  Non-Opposition  To  A

      Transfer   Of   Ownership   And/Or   Control   Of   Certain

      Transmission Assets.*

D-9   Application of Entergy Mississippi to the MPSC.

D-10  Order of the MPSC regarding Entergy Mississippi.*

D-11  Joint Application Of  Entergy New Orleans, Inc. And Entergy

      Louisiana, Inc. For Official Action Of Approval Of Or  Non-

      Opposition  To  A Transfer Of Ownership And/Or  Control  Of

      Certain Transmission Assets to the Council.

D-12  Order  of  the Council regarding Entergy New Orleans,  Inc.

      And Entergy Louisiana, Inc. For Official Action of Approval

      Of  Or  Non-Opposition To A Transfer  Of  Ownership  And/Or

      Control Of Certain Transmission Assets.*

F-1   Opinion of Friday, Eldredge & Clark, LLP.*

F-2   Opinion of Orgain, Bell & Tucker, LLP.*

F-3   Opinion   of  Ann  G.  Roy  -  Associate  General  Counsel,

      Corporate  and  Securities of Entergy  Services,  Inc.  for

      Entergy  Louisiana,  Entergy Mississippi  and  Entergy  New

      Orleans.*

F-4   Opinion of Thelen Reid & Priest LLP.*

G     Not applicable.

H     Form of Notice.*

J-1   Form  of Service Agreement between the Intermediate  Entity and Entergy Services.*

* To be filed by amendment.

(B)  Financial Statements.

1.1   Balance Sheet of Entergy Consolidated, as of September  30,

      2000 (incorporated by reference to the Quarterly Report  on

      Form   10-Q   of   Entergy  Corp.  and   its   consolidated

      subsidiaries  for  the quarter ended  September  30,  2000)

      (File No. 1-11299).

1.2   Statement  of  Income  of  Entergy  Consolidated,   as   of

      September  30,  2000  (incorporated  by  reference  to  the

      Quarterly  Report  on Form 10-Q of Entergy  Corp.  and  its

      consolidated  subsidiaries for the quarter ended  September

      30, 2000) (File No. 1-11299).

1.3   Balance Sheet of Entergy Arkansas, as of September 30, 2000

      (incorporated by reference to the Quarterly Report on  Form

      10-Q  of  Entergy Arkansas for the quarter ended  September

      30, 2000) (File No. 1-10764).

1.4   Statement  of  Income of Entergy Arkansas  for  the  period ended September 30, 2000 (incorporated by reference to  the

      Quarterly Report on Form 10-Q of Entergy Arkansas  for  the

      quarter ended September 30, 2000) (File No. 1-10764).

1.5   Balance  Sheet of Entergy Gulf States, as of September  30,

      2000 (incorporated by reference to the Quarterly Report  on

      Form  10-Q  of  Entergy Gulf States for the  quarter  ended

      September 30, 2000) (File No. 1-27031).

1.6   Statement  of Income of Entergy Gulf States for the  period ended September 30, 2000 (incorporated by reference to  the

      Quarterly  Report on Form 10-Q of Entergy Gulf  States  for

      the quarter ended September 30, 2000) (File No. 1-27031).

1.7   Balance  Sheet  of Entergy Louisiana, as of  September  30,

      2000 (incorporated by reference to the Quarterly Report  on

      Form  10-Q  of  Entergy  Louisiana for  the  quarter  ended

      September 30, 2000) (File No. 1-8474).

1.8   Statement  of Income of Entergy Louisiana, as of  September

      30, 2000 (incorporated by reference to the Quarterly Report on  Form  10-Q  of Entergy Louisiana for the quarter  ended

      September 30, 2000) (File No. 1-8474).

1.9   Balance  Sheet of Entergy Mississippi, as of September  30,

      2000 (incorporated by reference to the Quarterly Report  on

      Form  10-Q  of  Entergy Mississippi for the  quarter  ended

      September 30, 2000) (File No. 0-320).

1.10  Statement of Income of Entergy Mississippi, as of September

      30, 2000 (incorporated by reference to the Quarterly Report on  Form 10-Q of Entergy Mississippi for the quarter  ended

      September 30, 2000) (File No. 0-320).

1.11  Balance  Sheet of Entergy New Orleans, as of September  30,

      2000 (incorporated by reference to the Quarterly Report  on

      Form  10-Q  of  Entergy New Orleans for the  quarter  ended

      September 30, 2000) (File No. 0-5807).

1.12  Statement of Income of Entergy New Orleans, as of September

      30, 2000 (incorporated by reference to the Quarterly Report on  Form 10-Q of Entergy New Orleans for the quarter  ended

      September 30, 2000) (File No. 0-5807).

1.13  Balance  Sheet  of  Entergy Services, as of  September  30,

      2000.*

1.14  Statement  of  Income of Entergy Services, as of  September

      30, 2000.*

* To be filed by amendment.

Item 7.   Information as to Environmental Effects.

     None   of   the  matters  that  are  the  subject  of   this

Application/Declaration involve a "major federal action"  nor  do they  "significantly affect the quality of the human environment"

as  those  terms  are used in section 102(2)(C) of  the  National

Environmental Policy Act. The transaction that is the subject  of this  Application/Declaration will not result in changes  in  the operation  of  the  Applicants that will have an  impact  on  the environment.  The Applicants are not aware of any federal  agency that  has  prepared  or  is  preparing  an  environmental  impact statement  with respect to the transactions that are the  subject of this Application/Declaration.

                           SIGNATURES



     Pursuant  to the requirements of the Public Utility  Holding

Company  Act of 1935, as amended, the undersigned companies  have duly  caused  this  Application/Declaration filed  herein  to  be

signed  on  their  behalf  by  the  undersigned  thereunto   duly

authorized.


                              Entergy Corporation
                              Entergy Services, Inc.
                              Entergy Arkansas, Inc.
                              Entergy Gulf States, Inc.
                              Entergy Louisiana, Inc.
                              Entergy Mississippi, Inc.
                              Entergy New Orleans, Inc.



                         By:  /s/ Steven C. McNeal
                         Name:  Steven C. McNeal
                         Title: Vice President and Treasurer



Date:     March 2, 2001



_______________________________
<FN1>  Entergy Arkansas, Entergy Gulf States, Entergy Louisiana,
       Entergy Mississippi and Entergy New Orleans own and operate transmission assets comprising, respectively, 4,827, 5,562, 2,689, 2,743, and 206 miles of transmission facilities, and associated substations, real property interests and related assets (separately, hereinafter called the "Entergy Arkansas Transmission Assets", the "Entergy Gulf States Transmission Assets", the "Entergy Louisiana Transmission Assets", the "Entergy Mississippi Transmission Assets", and the "Entergy New Orleans Transmission Assets" and, collectively, the "Operating Companies' Transmission Assets"). Entergy Services owns various assets (the "Entergy Services Assets") which are related to the operation of, and ancillary to, the Operating Companies' Transmission Assets. Entergy Services will transfer the Entergy Services Assets, with a depreciated book cost which is estimated to be at this time approximately $1,000,000 to the Operating Companies and these assets will become part of the transmission assets transferred to Transco (collectively, the Operating Companies' Transmission Assets and the Entergy Services Assets, are referred to, hereinafter, as the "Entergy System Transmission Assets").

<FN2>  As to Entergy Gulf States, the transactions may be accomplished under Texas merger law which provides for allocations of assets and obligations rather than transfers, assignments or assumptions. To the extent that Entergy Gulf States uses the Texas merger law, the phrases "transfer", "assignment" or "assumption" in this Application refer, as well, to allocations of assets or obligations.

<FN3>  Market Participant is defined in FERC Order 2000 to include any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to a regional transmission organization ("RTO"), unless the FERC finds that such entity does not have economic or commercial interests that would be significantly affected by such RTO's actions or decisions; and any other entity that the FERC finds has economic or commercial interests that would be significantly affected by the RTO's actions or decisions. See 18 C.F.R. Section 35.34(b)(2).

<FN4>  Entergy anticipates that the transfer of ownership of Entergy
       System Transmission Assets through the Intermediate Entity to Transco may occur simultaneously in one or more transfer transactions. In this event, certain transactions for which approval is sought in this filing may be exempt or otherwise authorized by order of the Commission. In addition, if only the right to direct the operation of Entergy System Transmission Assets is transferred to Transco, no regulatory approval is necessary under the Act.

<FN5>  The final percentage ownership interests, as well as the definitive number of Class B Interests and shares of Class B Common Stock to be acquired, will depend upon the actual participants in the Transco and the value of the transmission assets transferred to Transco by such participants, all as described below.

<FN6>  Under the Managing Member's By-Laws, directors must own a minimum of ten (10) shares of Class A Common Stock (which means that the directors will collectively own a minimum of seventy
       (70) shares of Class A Common Stock and have the voting power over such shares). Under the Voting Trust Agreement (which is an exhibit to the Transco Implementation Plan) each director must vote his/her shares of the Managing Member in accordance with the decisions of the majority of the directors. During the period prior to a Managing Member public offering, any person who acquires Class A Common Stock in the Managing Member will be required to be a party to, and accept the terms of, the Voting Trust Agreement. Directors and all members of their immediate families, may not have any financial interest in, including owning the securities of, any Market Participant, except indirectly through certain mutual funds.

<FN7>  Class B Common Stock may be converted into Class A Common
       Stock by a holder thereof unless the holder is a Market
       Participant. Consequently, no company in the Entergy System will be permitted to convert its Class B Common Stock into Class A Common Stock unless and until the Entergy System ceases to be a Market Participant.

<FN8>  The SPP Partnership RTO will administer a single tariff and a joint Open Access Same-Time Information System ("OASIS") site that will apply to transmission service within the SPP and Transco. Transco will have control over those portions of the tariff that affect the commercial terms and conditions of transmission service over Transco's facilities. Transco will be responsible for conducting studies and scheduling transactions on Transco's system and will be the provider of last resort for ancillary services in accordance with FERC Orders 888 and 2000. The SPP and Transco agree to use the Vacar, Southern and TVA model for calculating ATC/TTC. The SPP Partnership RTO will perform all ATC/TTC calculations utilizing a methodology that is mutually agreed to between Transco and the SPP. In designing transmission rates, the SPP and Transco agree there will be no "pancaked" rates for transmission service with respect to transactions using both the Transco and the SPP systems.

<FN9>  Once retail access is implemented in Texas, the load serving entities will take service under the SPP Partnership RTO transmission tariff.

<FN10> The proposed terms and conditions of the Interest Rate Hedges and  Anticipatory  Hedges  are  substantially  the  same  as  the
       Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

<FN11> Available April 12, 2000; 2000 SEC No-Act. Lexis 1028.

<FN12> Available March 10, 2000; 2000 SEC No-Act. Lexis 368.

<FN13> These events included:
       (i) transactions involving conflicts between TNLP and any partner;
       (ii) distributions to the partners under the TNLP Agreement (relating to the economics of the transaction) and advisory fees paid to any affiliated party;
       (iii) a public offering of any securities of TNLP or its subsidiaries (other than any normal financing activities of the utility subsidiary);
       (iv) TNP's voting of the shares of common stock of its subsidiaries in extraordinary circumstances including mergers, sales of significant assets or changes in charter documents;
       (v) approving changes in the aggregate greater than 15% to the business plan and annual operating budget;
       (vi) modification of the name of TNLP and changes in TNLP's principal place of business or amendments to the formation documents of TNLP or TNP;
       (vii) entering into contracts for goods and services in excess of $1,000,000 other than in accordance with the then current business plan and annual operating budget;
       (viii)a merger, joint venture, partnership or similar transaction or liquidation or dissolution (after five years the limited partners can force a public offering of TNLP shares);
       (ix) disposing of any significant business or assets (such as generating plants or transmission systems) or acquiring any stock or assets of another entity or entering into any new line of business;
       (x) creating or issuing any Partnership Interests or new class of equity securities of TNP, or its utility subsidiary, or options or other securities convertible or exchangeable into partnership Interests;
       (xi) declaring distributions in respect of any capital stock of TNP or any subsidiary of TNLP which is not wholly owned by TNLP;
       (xii) voluntary incurrence of indebtedness in excess of $1,000,000 except to the extent consistent with any then current annual capital or operating budget and business plan;
       (xiii)making capital expenditures that vary from those provided for in the budget by $5,000,000 per event or series of related events but otherwise not cumulatively;
       (xiv) making any material change in accounting practices or a change in TNLP's accountant;
       (xv)  commencing any bankruptcy or receivership proceeding;
       (xvi) initiating certain actions or suits in excess of $1,000,000 or taking action with respect to transfers of Partnership Interests; and
       (xvii)adopting or amending any employee stock option plan or any other material employee benefit plan or the employment agreement of the chief executive officer.

<FN14> In the absence of cumulative voting, BH could not elect any director based, solely, on its 9.9% common stock share interest.

<FN15> Class B Interests in Transco held by the Entergy System are passive investment securities which share in the profits and losses of Transco, but have no right to vote on the day-to-day business affairs of Transco, except with respect to certain fundamental rights affecting the investment value of their passive interests. The Class A Interests in Transco which are held by the Managing Member have the full voting rights and control over the day-to-day operations of Transco. In similar fashion, Class A Common Stock in the Managing Member has full voting rights, controls the Managing Member and is held and voted by the non-market participants. The Class B Common Stock which the Entergy System may own upon conversion of Class B Interests has basically the same limited voting rights on fundamental matters as the Class B Interests and represents a passive investment in the Managing Member.

       Transco Class B Interest holders and Managing Member Class B Common Stock holders will have certain limited voting rights. With respect to these limited voting rights, holders of Transco Class B Interests and Managing Member Class B Common Stock will vote together with holders of Managing Member Class A Common Stock as a single class. A Super Majority of 75% shall be required for approval of: (1) any proposal to issue more than 10% of any outstanding class or series of securities of the Managing Member to one or more affiliates of the Managing Member, other than those issuances of securities, including distributions thereof, that are made on the same terms to all stockholders of the Managing Member; (2) any transaction that would result in a change of control of the Managing Member, the sale, transfer, lease or exchange of substantially all of the Managing Member's assets and any merger or consolidation of the Managing Member with any other entity when all or a portion of the consideration received is cash; (3) any acquisition or business development opportunity that is not directly or indirectly related to the provision of electric transmission service; (4) any proposal to have the Managing Member adjudicated insolvent, seek reorganization, consent to an appointment of a receiver or make an assignment for the benefit of the Managing Member's creditors; and (5) any proposal to amend the Managing Member's Certificate of Incorporation that ultimately affects the rights of the Class B Common Stock holders, including the right to convert upon dissolution to Class A Common Stock. The Class B Interest holders in Transco will have the right to vote on these matters concerning the management affairs of the Managing Member if they own at least one (1) share of Class B Common Stock in the Managing Member. As a result of owning at least one (1) share in the Managing Member, the Transco Interest holders will be awarded the votes corresponding to their share(s) of Class B Common Stock plus the votes corresponding to their Transco Class B Interests, as if they had been converted into shares of Class B Common Stock.

       Holders of Transco Class B Interests will also have limited voting rights with respect to Transco matters; such rights will be similar to their voting rights with respect to Managing Member matters described in clauses (2) through (5) in the immediately preceding paragraph. Holders of Transco Class A and B Interests will vote together as a single class with respect to such Transco matters. In addition, approval by a Super Majority of the Transco Class A and B Interest holders, voting together as a single class, will be necessary in the following matters with respect to the business decisions of Transco: (1) any proposal to amend certain terms of the Transco LLC Agreement or to amend the Voting Trust Agreement in the Transco Implementation Plan; and (2) any transfer of a Member Interest in Transco to a transferee. Changes in the Managing Member's By-Laws must be approved by either a Super Majority of 75% of the Class A and Class B Common Stock holders, voting together as a single class, or a majority of the entire board of directors then in office. Note that Transco Class B Interest holders may only vote with respect to changes to the By-Laws of the Managing Member to the number of shares they own in the Managing Member and may not vote their interests in Transco convertible into Class B Common Stock of the Managing Member.

<FN16> The transfer of the Operating Companies Transmission Assets to the Intermediate Entity will temporarily result in additional leverage at the Operating Companies. The Operating Companies will have offsetting assets, however, associated with the debt assumed pursuant to the Assumption Agreement. This additional leverage will exist only until that debt is repaid, which could occur immediately, or to the end of the Separation Period at the latest. Once the Intermediate Entity raises external debt and uses it to pay assumption debt and a corresponding amount of Operating Company debt, the Operating Companies ratio of debt to total capital will temporarily decline. The Operating Companies' capital ratios will return to approximately their original level when the Operating Companies ultimately dividend their ownership interests in Transco to Entergy Corp.